MOL HUNGARIAN OIL AND GAS PLC.
Finance

02 OCT 31 AM 8:45

15th October, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

02055704

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-~~Marc Delcommune~~
Chief Financial Officer

Enclosure

PROCESSED
NOV 13 2002
THOMSON
FINANCIAL

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

11 October 2002

RESOLUTIONS OF THE EXTRAORDINARY GENERAL MEETING OF MOL HELD ON 11 OCTOBER 2002

MOL Hungarian Oil and Gas Public Limited Company held its Extraordinary General Meeting (AGM) on 11 October 2002. The EGM did not have a quorum with 44.1% of shareholders present. At the repeated EGM 64.7% of shareholders were present. The EGM adopted the following noteworthy resolutions:

1. The EGM approved the amendment (57,781,043 Yes, 3,130,383 No, 345,508 Abstain) of the Article 17. d) of Articles of Association, according to which the Board of Directors is entitled to increase the share capital until October 11, 2005 by not more than 25% of the share capital, i.e. HUF 24,600,000,250 through public issue of "A" series of shares or public issue or private placement of new "C" series of shares with a par value of HUF 1,001 i.e. one thousand one forint each, providing for one vote per each HUF 1,000 i.e. one thousand forint amounting to 1.001 vote per share and resolve the amendment of the Articles of Association in connection thereof. The Board of Directors is entitled to increase the share capital through private placement of new shares within the time and value limits set in this authorization exclusively for the purposes of exchange of shares or as consideration for the acquisition of shares and/or assets of a company (save for a subsidiary of MOL) registered as an oil company with a core activity of oil refining or fuel retail or oil production with a shareholders equity of at least HUF 100 Billion as evidenced in the audited annual accounts for the year preceding the year of the decision on the capital increase. In case of a capital increase through private placement of new shares resolved by the Board of Directors the issue price of the shares shall not be less than the 180 days average weighted stock exchange price of the "A" series of shares prior to the date of the resolution. Based on and within the limits of this authorization the Board of Directors is entitled to resolve the capital increase in one or more installments, but the total amount of such capital increase shall not exceed 25% of the share capital, i.e. HUF 24,600,000,250.

- The amendment of the Article 12.4 of Articles of Association according to which for so long as the holder of "B" series shares holds more than 25 % of "A" series of shares the "yes" vote of the holder of "B" series of share is required to adopt decision on conversion of different series of shares into „A" series of shares.

- The amendment of the Article 15.3.1 of Articles of Association, as follows:
  "The Board of Directors adopts its decisions by simple majority of the votes, with the exception of issues specified in Articles 15.3.2 and 15.3.3. Prior to alienation or encumbrance of a material portion (being assets with a book-value in excess of 25% of the aggregate book value of total assets) of basic assets necessary for the performance of the gas wholesale activities pursued in accordance with the obligations included in the Gas Sales Operation License of the Company or a business corporation controlled (see Article 10.1.2 (i)) by the Company, in particular the supply pipeline and the underground storage system and related equipment, the Board of Directors shall obtain the Hungarian Energy Office's consent."

- The amendment of the Article 15.3.2 of Articles of Association, as follows:

  "The validity of any decision of the Board of Directors on the issues specified in Articles 15.2 a.), c.), e.) and g.) ~~h.)~~ shall require an additional vote in excess of a simple majority of the votes."

- The amendment of the Article 15.3.3 of Articles of Association, as follows:

  "In case of a capital increase through private placement of new shares or public issue of new "A" series of shares pursuant to Articles 15.2. n) and 17.d) the decision of the Board of Directors shall require at least nine "yes" votes of the members. The decision shall be rendered at a meeting of the Board of Directors held with the personal attendance of the members."

2. The EGM approved the completion of the Articles of Associations with Article 15.10 according to which the members of the Board of Directors may be also members of the Board of Directors in subsidiaries or affiliates of MOL pursuing activities identical to that of MOL. (57,832,591 Yes, 3,126,035 No, 298,743 Abstain)

3. The EGM approved the amendment of the Article 8.3 of Articles of Association (58,109,026 Yes, 3,123,951 No, 24,380 Abstain), as follows:

   "Shareholders' proxies ~~as specified by the Act No. CXI of 1996 on offering of securities, investment services and on the stock exchange~~ may exercise the shareholders' rights only in respect of the shares registered on the security account kept with such shareholders' proxy, or in respect of the registered shares deposited at such proxy. Any registration into the share register shall only be made if the shareholder's proxy has deposited one copy of the Letter of Proxy, prepared as a public document or as a private document with full probative power, at the Company. Such Letter of Proxy shall unambiguously state the fact that the shareholder, issuing the Letter of Proxy is not subject to any limitation specified under Articles 10.1.1 and 10.1.2 of these Articles of Association, in the absence of that the registration into the share register may be refused."

4. The EGM approved the appointment of Ernst & Young Kft. (1132 Budapest, Váci út 20-26.) within this, Havas István (registration number: MKVK-003395), if unable, Dorogházi Krisztina (registration number: MKVK-005171) as MOL Rt. external auditors for the financial year 2002 until the 2003 Annual General Meeting. The annual fee of the external auditors as approved by the 2002 Annual General Meeting remains unchanged (i.e. 78.750.000 HUF + VAT) and will be shared between Arthur Andersen Audit Kft. and Ernst & Young Könyvvizsgáló Kft. in direct proportion of the length of their appointment (61,239,234 Yes, 2 No, 18,133 Abstain).

5. The EGM withdrew Dr. János Lukács's membership of MOL's Supervisory Board from 11 October 2002 (69,393,243 Yes, 342 No, 3,422,074 Abstain).

6. The EGM withdrew Dr. Sándor Lámfalussy's membership of MOL's Supervisory Board from 11 October 2002 (67,914,220 Yes, 301 No, 5,324,956 Abstain).

7. The EGM approved the election of Dr. Mihály Kupa as member of MOL's Supervisory Board with the approval according to Article 25.1 of Companies Act based on the proposal of the holder of the "B" shares for five years starting at 12 October 2002 (69,674,471 Yes, 33 No, 3,565,283 Abstain).

8. The EGM approved the election of Dr. Lajos Oláh as member of MOL's Supervisory Board based on the proposal of the holder of the "B" shares for five years starting at 12 October 2002 (70,091,612 Yes, 32 No, 3,147,492 Abstain).

9. The EGM withdrew Dr. Ferenc Kovács's membership of MOL's Supervisory Board from 11 October 2002 (53,688,250 Yes, 11 No, 5,378,704 Abstain).

10. The EGM withdrew Zsolt Incze's membership of MOL's Supervisory Board from 11 October 2002 (53,694,460 Yes, 341 No, 5 372 204 Abstain).

11. The EGM withdrew Dr. Péter Hartmann's membership of MOL's Supervisory Board from 11 October 2002 (53,694,760 Yes, 1 No, 5,372,204 Abstain).

12. The EGM approved the re-election of Dr. Sándor Lámfalussy as member of MOL's Supervisory Board for five years starting at 12 October 2002 (55,166,493 Yes, 6,474 No, 3,893,998 Abstain).

13. The EGM approved the re-election of Dr. János Lukács as member of MOL's Supervisory Board with the approval according to Article 25.1 of Companies Act for five years starting at 12 October 2002 (53,888,162 Yes, 7,566 No, 5,171,237 Abstain).

14. The EGM approved the election of John I. Charody as member of MOL's Supervisory Board with the approval according to Article 25.1 of Companies Act for five years starting at 12 October 2002 (53,693,169 Yes, 1,656 No, 5,372,140 Abstain).

15. The EGM approved the election of Slavomir Hatina as member of MOL's Supervisory Board for five years starting at 12 October 2002 (55,173,837 Yes, 32 No, 3,892,790 Abstain).

16. The EGM approved the election of Piroska Bognár as member of MOL's Supervisory Board with the approval according to Article 25.1 of Companies Act for five years starting at 12 October 2002 (54,022,465 Yes, 300 No, 3,565,159 Abstain).

17. The EGM acknowledged the resignation of Dr. Ákos Macher as member of MOL's Board of Directors (66,100,962 Yes, 0 No, 3,188,615 Abstain).

18. The EGM withdrew Dr. Géza Pap's membership of MOL's Board of Directors from 11 October 2002 (65,670,838 Yes, 6,120 No, 3,612,497 Abstain).

19. The EGM withdrew Sándor Méhes's membership of MOL's Board of Directors from 11 October 2002 (65,677,158 Yes, 0 No, 3,612,297 Abstain).

20. The EGM approved the election of Dr. Kálmánné Simóka as member of MOL's Board of Directors with the approval according to Article 25.1 of Companies Act on the proposal of the holder of the "B" shares for five years starting at 12 October 2002 (65,453,680 Yes, 234 No, 3,835,488 Abstain).

21. The EGM approved the election of László Akar as member of MOL's Board of Directors with the approval according to Article 25.1 of Companies Act on the proposal of the holder of the "B" shares for five years starting at 12 October 2002 (65,447,263 Yes, 6,353 No, 3,835,272 Abstain).

22. The EGM approved the election of Dr. Ernő Kemenes as member of MOL's Board of Directors on the proposal of the holder of the "B" shares for five years starting at 12 October 2002 (65,453,382 Yes, 232 No, 3,835,272 Abstain).

23. The EGM withdrew László Czirják's membership of MOL's Board of Directors from 11 October 2002 (36,137,640 Yes, 1 No, 3,835,644 Abstain).

24. The EGM approved the election of Miklós Kamarás as member of MOL's Board of Directors with the approval according to Article 25.1 of Companies Act for five years starting at 12 October 2002 (36,138,037 Yes, 233 No, 3,835,272 Abstain).

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

15 October, 2002

Purchase of treasury shares

MOL Hungarian Oil and Gas Company announces that based on the share purchase order made on 2 August 2002 in the period between 8 October 2002 and 14 October 2002 385,000 treasury shares were purchased.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924